UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2025
Commission File Number: 001-41995

Logistic Properties of the Americas
(Exact name of registrant as specified in its charter)

601 Brickell Key Drive
Suite 700
Miami, FL 33131
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

This report on Form 6-K is hereby incorporated by reference into the registration statements on Form S-8 (File No. 333-282421) and Form F-3 (File No. 333-286813) of Logistic Properties of America (the “Company”), and shall be deemed to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Share Purchase Agreement

On September 23, 2025, the Company entered into a Share Purchase Agreement (the “SPA”) with New Circle Principal Investments LLC, a Delaware limited liability company (“New Circle”). Under the SPA, the Company has the right to issue and sell to New Circle up to $30.0 million of its ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) subject to certain limitations and conditions set forth in the SPA, from time to time, over a 36-month period. Sales of the Ordinary Shares to New Circle under the SPA, and the timing of any such sales, are solely at the Company’s option, and the Company is under no obligation to sell any Ordinary Shares to New Circle under the SPA.

Upon the satisfaction of the conditions precedent in the SPA, which include having a registration statement for the resale of the Ordinary Shares issued to New Circle (the “Registration Statement”) declared effective, the Company has the right to direct New Circle to purchase a specified number of Ordinary Shares at a specified price in accordance with the pricing mechanisms set forth in the SPA as elected by the Company by delivering written notice (a “Purchase Notice”). A Purchase Notice may not be for the purchase of more than the lesser of (i) an amount of Ordinary Shares equal to 100% of the average of the daily trading volume of the Ordinary Shares on the NYSE American during the five consecutive trading days immediately preceding the delivery of the Purchase Notice and (ii) 100,000 Ordinary Shares.

The SPA will automatically terminate on the earliest of (i) the 36-month anniversary of the SPA, (ii) the date on which New Circle shall have made payment to the Company for Ordinary Shares equal to $30.0 million or (iii) the date any statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated, withdrawn or endorsed by any court or governmental authority of competent jurisdiction, as applicable, which would prohibit any of the transactions contemplated by the SPA. The Company has the right to terminate the SPA at no cost or penalty upon five trading days’ prior written notice to New Circle, provided that there are no outstanding Purchase Notices under which Ordinary Shares have yet to be issued and the Company has paid all amounts owed to New Circle pursuant to the SPA. The Company and New Circle may also agree to terminate the SPA by mutual written consent.

As consideration for New Circle’s commitment to purchase Ordinary Shares pursuant to the SPA, the Company paid New Circle a structuring fee of $25,000 and a legal fee of $25,000. In addition, the Company shall pay a commitment fee (the “Commitment Fee”) to New Circle in the form of Ordinary Shares with an aggregate market value equal to $300,000 (the “Commitment Shares”), the value of which shall be determined based on the closing price of the Ordinary Shares on the date the Registration Statement is declared effective by the Securities and Exchange Commission (the “SEC”); provided however, that the Company may, in its sole discretion, elect to pay the Commitment Fee in a cash amount equal to $250,000 in lieu of issuing Commitment Shares, so long as such amount is paid on or prior to the day of filing of the Registration Statement.

The SPA contains customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

The net proceeds under the SPA to the Company will depend on the frequency and prices at which the Company sells Ordinary Shares to New Circle. The Company expects that any proceeds received from such sales to New Circle under the SPA will be used for general corporate purposes, which could include financing our operations in support of our property management and development activities, capital expenditures, working capital and the repayment or refinancing of outstanding indebtedness.

Registration Rights Agreement

In connection with the entry into the SPA, on September 23, 2025, the Company entered into a registration rights agreement with New Circle, pursuant to which the Company agreed to file with the SEC, no later than October 23, 2025, the Registration Statement for the resale by New Circle of the Ordinary Shares issued under the SPA (including the Commitment Shares). The Company agreed to use its commercially reasonable efforts to have such Registration Statement declared effective within 45 days of such filing. The Company shall not have the ability to issue any Purchase Notices under the SPA until such resale Registration Statement is declared effective by the SEC.

In the SPA, New Circle represented to the Company, among other things, that it is an “accredited investor” (as such term is defined in Rule 501(a)(3) of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”)). The securities referred to in this Form 6-K are being issued and sold to New Circle in reliance upon the exemption from the registration requirements of the Securities Act afforded by Section 4(a)(2) of the Securities Act.

The foregoing is a brief description of the SPA and the Registration Rights Agreement, and is qualified in its entirety by reference to the full text of the SPA and the Registration Rights Agreement, attached hereto as Exhibits 99.1 and 99.2.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Share Purchase Agreement, dated September 23, 2025, between Logistic Properties of the Americas and New Circle Principal Investments LLC.
99.2	Registration Rights Agreement, dated September 23, 2025, between Logistic Properties of the Americas and New Circle Principal Investments LLC.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Logistic Properties of the Americas

By:	/s/ Esteban Saldarriaga
Name:	Esteban Saldarriaga
Title:	Chief Executive Officer
Date: September 23, 2025